EXHIBIT 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

1.  Name and Address of Company

The reporting issuer is Magna International Inc. (the "Corporation" or "Magna"), a corporation existing under the laws of the Province of Ontario and having its registered office at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1.


2.  Date of Material Change

The material change occurred on Sunday, September 12, 2010.


3.  Press Release

On Monday, September 13, 2010 at approximately 6:00 a.m. (Toronto time), a press release describing the material change was issued by the Corporation and delivered to the Ontario Securities Commission and the other Canadian securities regulatory authorities, to the TSX, to the NYSE and to Canada NewsWire for publication and dissemination through its Canadian Disclosure, Custom U.S. National, and European Financial Markets networks. A copy of the press release is attached.


4.  Summary of Material Change

The Corporation announced on September 13, 2010, that Siegfried Wolf, the Corporation's Co-Chief Executive Officer, had resigned as a director and officer effective November 15, 2010, in order to pursue an opportunity with Basic Element and its machinery division OJSC Russian Machines, which is the parent company of Russian automotive OEM, GAZ Group. The Corporation's Board of Directors confirmed Donald Walker as sole Chief Executive Officer of the Corporation.


5.  Full Description of Material Change

The Corporation announced on September 13, 2010, that Siegfried Wolf, the Corporation's Co-Chief Executive Officer, had resigned as a director and officer effective November 15, 2010, in order to pursue an opportunity with Basic Element and its machinery division OJSC Russian Machines, which is the parent company of Russian automotive OEM, GAZ Group. The Corporation's Board of Directors confirmed Donald Walker as sole Chief Executive Officer of the Corporation.

In connection with his resignation, Mr. Wolf has agreed to provide continued cooperation and transitional advice for a period of three years, on request of the Corporation. In consideration of such commitment, the Corporation has agreed that all stock options previously granted to Mr. Wolf would continue to vest and be exercisable in accordance with their terms, without application of provisions relating to accelerated expiry arising from Mr. Wolf's resignation.

Management of the Corporation believes that Mr. Wolf's resignation could allow the Corporation to further strengthen its relationship with Basic Element and continue to grow in the recovering Russian automotive market.


6. Reliance on Section 7.1(2) or (3) of NI 51-102

This report is not being filed on a confidential basis.


7. Omitted Information

Not applicable.


8. Executive Officer

For further information, please contact Bassem A. Shakeel, Vice-President and Secretary of the Corporation at (905) 726-7070.


DATED at Aurora, Ontario the 13th day of September, 2010.